Shareholder Proxy Form

This proxy is solicited on behalf of management of Manulife Financial Corporation (the “Company”).

The undersigned shareholder of the Company hereby appoints Dominic D’Alessandro, President and Chief Executive Officer, or failing him, Donald A. Guloien, Executive Vice President and Chief Investment Officer, or failing him, Arthur R. Sawchuk, Chairman of the Board, with full power of substitution, or instead of any of them, _____________________________________, as proxy of the undersigned, to attend, vote and act for and on behalf of the undersigned at the annual meeting of shareholders of the Company to be held at 10:00 a.m. (Toronto time) on Thursday, April 24, 2003 at the Head Office of the Company, 200 Bloor Street East, International Room, Toronto, Ontario, Canada, and at all adjournments thereof, and are specifically directed to vote the common shares represented by this proxy.

The Directors and management recommend shareholders vote FOR items (1) to (3) below. Where no choice is specified, this proxy will be voted FOR items (1) to (3) below.

(1)	Election of Directors
	For a term of three years:	VOTE FOR	WITHHOLD VOTE
	01 Robert E. Dineen, Jr.	☐	☐
	02 Pierre Y. Ducros	☐	☐
	03 Thomas E. Kierans	☐	☐
	04 Hugh W. Sloan, Jr.	☐	☐

(2)	Appointment of	VOTE FOR	WITHHOLD VOTE
	Ernst & Young LLP as Auditors	☐	☐

(3)	Amendments to By-law No. 1	VOTE FOR	VOTE AGAINST
	of the Company (relating to the	☐	☐
appointment of additional directors
and the term of office for directors)

The Directors and management recommend shareholders vote AGAINST items (4) to (8) below. Where no choice is specified, this proxy will be voted AGAINST items (4) to (8) below.

		VOTE FOR	VOTE AGAINST
(4)	Shareholder Proposal No. 1	☐	☐
(5)	Shareholder Proposal No. 2	☐	☐
(6)	Shareholder Proposal No. 3	☐	☐
(7)	Shareholder Proposal No. 4	☐	☐
(8)	Shareholder Proposal No. 5	☐	☐

The Shareholder Proposals are set out in Appendix B to the accompanying Proxy Circular.

MANULIFE FINANCIAL CORPORATION

Annual Meeting of Shareholders to be held on Thursday, April 24, 2003

Proxy Information

This proxy confers discretionary authority on the proxy named herein to vote in respect of any amendments or variations to the matters identified in the notice of meeting or any other matter which may properly come before the meeting in such manner as such proxy in his or her judgment may determine.

A shareholder has the right to appoint a person to represent him or her at the meeting other than the management representatives designated in this proxy.

Such right may be exercised by filling in the name of the other person in the blank space provided; such other person need not be a shareholder. To be valid, this proxy must be signed and received by the proxy department of CIBC Mellon Trust Company, 200 Queen’s Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, no later than 5:00 p.m. (Toronto time) on April 22, 2003 or, if the meeting is adjourned, no later than 5:00 p.m. (Toronto time) on the second business day preceding the day to which the meeting is adjourned.

>   >   >   THREE WAYS TO VOTE! SEE REVERSE   >   >   >

This proxy revokes and supersedes all proxies of earlier dates.

Dated this _________________________________________________ day of _______________________________________ , 2003.

Signature of Shareholder /Authorized Officer

Name of Shareholder (Please PRINT clearly)

Notes

•	This proxy must be signed by a shareholder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

•	If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the shareholder’s name must be printed in the space provided. This proxy must be signed by the legal representative in the space provided with his or her name printed below his or her signature and evidence of authority to sign on behalf of the deceased or other shareholder must be attached to this proxy.

•	In many cases, shares beneficially owned by a holder (a “NonRegistered Holder”) are registered in the name of an intermediary (for example a bank, trustee or securities broker) or in the name of a depository of which the intermediary is a participant. Non-Registered Holders should, in particular, review the section of the Proxy Circular entitled “How to Vote – Voting by Non-Registered Shareholders” and carefully follow the instructions of their intermediaries.

•	If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote at the meeting. However, if more than one of them are present or represented by proxy, they must vote together in respect of that share.

•	All shareholders should refer to the accompanying Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

•	If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of management of the Company.

•	Each shareholder who is unable to attend the meeting is respectfully requested to date and sign this proxy and return it in the enclosed envelope.

Manulife Financial Corporation offers up to three ways to cast your vote: by mail or Internet (from anywhere in the world) and by phone (in North America). Choose whichever method is easiest for you.

Voting Instructions

VOTE BY MAIL

To vote by mail from anywhere in the world:

1.     Complete the front of this form.

2.     Sign and return the form in the enclosed envelope.

Or Vote by Internet or Telephone
It’s fast, convenient and your vote is immediately confirmed!

VOTE BY INTERNET

To vote by Internet from anywhere in the world:

1.     Go to the Web site www.proxyvoting.com/MFC

2.     Follow the instructions on the screen.

3.     You will be required to enter the 13-digit control number located on the front of this form.

VOTE BY TELEPHONE

To vote by phone from Canada or the United States:

1.     Using a touch-tone phone, call toll free at 1-877-290-3210.

2.     Follow the voice instructions.

3.     When prompted, enter the 13-digit control number located on the front of this form.

If you would like to receive information about Manulife Financial Corporation, including annual reports and interim financial statements via e-mail, please go to “Shareholder Services” at www.manulife.com